Emerald Health Therapeutics Receives Standard Processing License for Richmond, BC Greenhouse Facility

Processing license permits Richmond site to process consumer products and vertically integrate into potential product segments

VANCOUVER, BC, October 13, 2020 - Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has received a newly issued Standard Processing License (the "Processing License") from Health Canada for its 78,000 square foot organic-certified greenhouse facility in Richmond, BC.

The Processing License expands on the site's existing cultivation licence to grow and produce bulk dried cannabis to now also permit the processing of consumer-ready dried product formats in its purpose-built cannabis production facility. It also provides the opportunity to manufacture and package products derived from cannabis, including concentrates and other products that advance through its new product development efforts.

The additional license provides an opportunity to improve cost efficiencies related to manufacturing and distributing dried formats, as well as to increase the company's "just-in-time" manufacturing efficiency so consumers can experience the highest quality and freshest cannabis possible.

"With our primary focus going forward being on utilizing science-based innovation to develop unique, high margin products for our customer base, this new license adds to the flexibility and opportunity we have to enhance and/or streamline various manufacturing activities in our own facilities to capture additional margin and cost efficiencies," said Riaz Bandali, President and CEO of Emerald.

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald's operating assets are designed to uniquely serve the Canadian marketplace and targeted international opportunities.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

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Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the completion of the Company's interest in each of Verdélite Sciences, Inc., Verdélite Property Holdings Inc. and Pure Sunfarms Corp.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, risks associated with receipt of regulatory and stock exchange approvals; regulatory approvals; failure to obtain necessary financing; regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.